UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: February 17, 2010

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited
(Registrant)

Date:	February 17, 2010	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee
Corporate Secretary

For Immediate Release 10-09-TR	Date: February 17, 2010

Teck Comments on Additional Permit Appeal at Red Dog

Vancouver, BC - Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) and mine owner  NANA Regional Corporation, Inc. (NANA) commented today on an appeal that has been filed against the U.S. Environmental Protection Agency (“EPA”) for renewal of the water discharge permit issued to Teck Alaska’s Red Dog Mine.

In the action filed today, several environmental and tribal groups have appealed EPA’s issuance of the mine’s renewed National Pollution Discharge Elimination System (NPDES) permit which was due to come into effect on March 1st. The latest appeal was filed by the same groups that last month challenged a State of Alaska decision certifying that the same permit complied with the State’s water quality standards.  Until EPA issues a notice clarifying which provisions of the permit are subject to appeal and consequently stayed, the entire new permit is stayed. The notice is usually issued by EPA within 30 days of the appeal.  The unstayed provisions would then come into effect 30 days after the notice. The corresponding provisions of Red Dog’s existing permit would remain in effect for any stayed provisions.

Until EPA issues the notice, Teck will not know whether and to what extent access to Aqqaluk, the next deposit to be mined at Red Dog, will be affected by the appeal. The current operating plan calls for continuing to mine the Main Deposit under existing permits until mid 2011. However, in order to maintain efficient production rates, Main Deposit ore will eventually need to be supplemented with ore from Aqqaluk. If permit delays extend beyond May 2010, the transition plan will be affected and production at Red Dog would likely be curtailed in October, 2010. Production would not be expected to resume until the appeal is resolved and the mine can be restarted, which could take up 18 months unless the appeal is withdrawn.

“Red Dog is committed to the highest environmental standards and has a proven track record of protecting the downstream ecosystem. After a robust public process, the agencies issued permits that, in their judgment, will be fully protective of both human health and the environment,” said Mike Agg, Senior Vice President for Teck.

Other State and local permits required for the development of Aqqaluk were received in December, 2009. The appeal period for those permits has expired. A wetlands permit from the Army Corp of Engineers is the only outstanding agency authorization. This permit is undergoing final agency review. There is no specific period established for an appeal of this permit. An appeal of the Supplemental Environmental Impact Statement (SEIS) or wetlands permit could also delay access to the Aqqaluk deposit.

“The permits that are being appealed are fully protective of the environment,” said Rosie Barr, resources manager for NANA. "Red Dog Mine is a great example of responsible resource development for rural Alaska. The essential economic, cultural and social benefits to our region and our people must be allowed to continue. It is important to future generations of NANA shareholders that we extend the mine’s life and the benefits it delivers for another 20 years.”

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario).  Forward-looking statements and information include statements regarding Teck’s expectations regarding the potential impact of permitting delays on future production from the Red Dog mine. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Factors that may cause actual results to vary include, but are not limited to, potential appeals of regulatory actions, changes in regulations, court decisions, and operational mining risks.  Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission.  Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck

Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, metallurgical coal, zinc and energy.  Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.  Further information about Teck can be found at www.teck.com.

For further information, please contact:

Karl Hanneman?Director, Corporate Affairs, Alaska?Phone: (907) 460-9700 ?Email: karl.hanneman@teck.com

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